4









                            February 3, 2003





H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Owings:

     This letter is in response to your letter of January 15 relating to Delta's S-2 Registration Statement, File No. 333-100852. As requested, this is being filed on EDGAR as a correspondence file. Our response to each of the items requested is as follows:

1.   Our response via facsimile dated January 13, 2003 is attached.

     We are also providing as a part of this response updated unbilled revenue estimates and their impacts on net income as of July 1, 2001 and July 1, 2002. We earlier provided unbilled estimates with our letters of January 13 and January 14 as requested by the SEC staff. We have been working over the past two weeks to refine our estimates and are still completing that process. Our current estimated cumulative impacts for unbilled revenues for these periods are enclosed on the one-page attachment. We continue to believe these amounts are immaterial.

2. Following receipt of your written comment letter, dated January 15, 2003, we have thoroughly reviewed our present accounting, regulatory treatment, and correspondence on this issue with Deloitte & Touche's national office and national audit partner for the energy industry. The following outlines the Company's support under generally accepted accounting principles for what has been referred to as the "as billed" method of accounting for revenue.

     Each month, Delta has historically recognized revenue as the amount billed to customers in a particular month ("as billed" method of accounting). As a local gas distribution company, Delta is regulated by the Kentucky Public Service Commission (KPSC) and applies SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation." On a daily basis, Delta acquires gas from its suppliers at various metering points within its service territory and delivers that gas to its customers. Delta bills its customers for the commodity (gas measured in mcf) and for distribution service (delivery, metering, etc.) on a cycle basis. Meters at the customers property are read for certain customers on each day of the month, and rates that have been previously authorized by the KPSC are applied to mcf consumed since the preceding month's meter reading. The customer is then billed for the mcf during the billing cycle period. For almost all of the customers, the billing cycle is something other than a calendar month and accordingly, at the end of a given accounting period, there are a number of mcf that have been delivered to the customer, but have not yet been metered or billed ("unbilled mcf").

     Delta has historically followed the "as billed" method of accounting for distribution revenues because it is the method of accounting used by the regulator to establish Delta's distribution rates to be charged to customers. Rates are established through routine rate proceedings before the KPSC in which Delta submits a request for a revenue amount sufficient to recover a specified level of costs, including a return on capital. Consistent with the regulatory requirements of the KPSC, the development of the revenue amounts included in such proceedings has historically occurred using the "as billed" method of accounting. Thus if Delta's annual costs, including return, were estimated to be $100 million, the KPSC would establish Delta's rates so as to produce $100 million of annual billed revenues. This concept is recognized in paragraph 1 of SFAS No. 71, and throughout that statement and its basis for conclusions, as creating economic effects from rate actions that should be recognized in accounting by regulated enterprises.

     Although many utility companies have followed the "as billed" method of accounting, we do not regard this as an accounting method followed simply in conformity with industry practice, but rather an accounting method consistent with the economic effects of the Company's underlying rate structure. Because of year-to-year growth, the accrual of unbilled revenue would result in Delta recording more revenue each year than authorized by the KPSC when setting Delta's authorized rates. This would thereby result in the Company recording revenues which the regulator has not yet considered in the ratemaking process and which the Company is not allowed to bill to customers, resulting in inherent uncertainty about the regulator's ultimate actions with respect to this revenue. The regulator could consider this revenue to have been earned by the utility, to be future revenues of the next accounting period, or to be in excess of those allowed by the regulator and subject to refund. As a result, we believe the "as billed" method of accounting is consistent with the accounting for the economic effects of regulation established in SFAS No. 71, including the provisions of that Statement regarding revenues collected subject to refund.

     Specifically, footnote 16 to paragraph 45 of SFAS No. 71 states:

     "Revenue collected subject to refund is similar to sales with warranty obligations. Paragraph 25 of Statement 5 states that 'inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims. . . precludes accrual and, if the range of possible loss is wide, may raise a question about whether a sale should be recorded. . .' Similarly, if the range of possible refund is wide and the amount of the refund cannot be reasonably estimated, there may be a question about whether it would be misleading to recognize the provisional revenue increase as income."

     This concept is also reiterated in SAB No. 101 with regard to revenue recognition when the right of return exists. In Question 9 of Topic 13.A.4. and in Question 24 in Frequently Asked Questions about SAB No. 101, which further interprets Topic 13.A.4, the SEC staff emphasizes that revenue should not be recognized if a reasonable estimate of return cannot be estimated. Further Question 24 states: "If management cannot develop an estimate that is sufficiently reliable for use by investors, the staff believes it cannot make a reasonable estimate meeting the requirements of that standard." And thus, revenue on such transactions should not be recognized.

     Accordingly, it is our view that the potential actions of the regulator with regard to recognizing "unbilled" revenue would create uncertainty as to whether a reasonable estimate of refund can be determined, and thus would also call into question the recognition of revenue on a basis inconsistent with a Companys present regulatory treatment. Due to the uncertainty about whether the regulator would require a refund of unbilled revenues to customers, the Company would need to record a regulatory liability for unbilled revenue in lieu of current income recognition. This uncertainty has played out in practice as interveners have raised the issue of refunds in many regulatory jurisdictions. In some jurisdictions, the regulatory commissions have ruled in favor of ratepayers, requiring refund and in others, regulatory commissions have ruled inconsistently among companies in the same rate jurisdiction. In the jurisdiction in which Delta operates, the Commission has not addressed the issue of unbilled revenue adoption since 1990 and with the changes in the Commissioners and regulatory climate over this 12 year period, Delta cannot conclude at this time as to the likely treatment of these revenues in a future regulatory proceeding.

     Although we initially consented to a change in our accounting method to adopt the "unbilled" method in order to resolve comments from the SEC staff, upon further consultation and discussion with Deloitte & Touche, we believe the appropriate action is to remain on the "as billed" method of accounting unless or until the actions of the regulator can be determined with sufficient probability. At that time, the effect of the adoption of the "unbilled" method would be reflected in operating income to the extent the benefit can be retained by shareholders, or would be reflected as a regulatory liability to the extent it would be reflected in future rates to customers.

3. In light of our response to question 2, as well as the data provided in response to question 1 herein, we believe that further presentation of historical income statements to reflect the adoption of the "unbilled" method in prior periods is not necessary. There should be no impact on the income statement from adopting the "unbilled" method as explained in response to question 2 above.


4.   We will provide the updated consent when we file our amendment.

     In the preparation of this response, we have consulted and reviewed our conclusions with Jan Umbaugh, National Audit Partner for the energy industry and James Kroeker, National Office Partner.

     In closing, it will be detrimental to Delta and its shareholders to further delay this and other financings that are planned to strengthen the financial position of the Company and we request clearance to proceed while we still can.

     We are submitting this response directly without amending the Registration Statement. We would like to have agreement on the information provided before we submit all the materials using the EDGAR system. After you review this response, let us know if it is suitable and we will then file the amendment.

If you need any further information, please let us know.


                                        Sincerely


                                        /s/Glenn R. Jennings

                                        Glenn R. Jennings



Copy to: Mr. Jan Umbaugh, National Audit Partner, Energy Industry Mr. James Kroeker, Partner, National Office, Wilton